Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on April 26, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. Fold

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Mountain Time, on Tuesday, April 24, 2012.

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Appointment of Proxyholder

THE UNDERSIGNED, being the holder of common shares of HUSKY ENERGY INC. (the “Corporation”) hereby nominates, constitutes and appoints Canning K.N. Fok of Hong Kong, a Co-Chairman and a director of the Corporation, or failing him, Asim Ghosh of Calgary, Alberta, President & Chief Executive Officer and a director of the Corporation

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual Meeting of the shareholders of the Corporation to be held at 10:30 am (Calgary time) on the 26th day of April, 2012 and at any adjournment(s) thereof (the “Meeting”), and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Victor T.K. Li	☐	☐	02. Canning K.N. Fok	☐	☐	03. Stephen E. Bradley	☐	☐
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04. Asim Ghosh	☐	☐	05. Martin J.G. Glynn	☐	☐	06. Poh Chan Koh	☐	☐

07. Eva Lee Kwok	☐	☐	08. Stanley T.L. Kwok	☐	☐	09. Frederick S.H. Ma	☐	☐

10. George C. Magnus	☐	☐	11. Colin S. Russel	☐	☐	12. Wayne E. Shaw	☐	☐

13. William Shurniak	☐	☐	14. Frank J. Sixt	☐	☐

							For	Withhold

2. Appointment of Auditors
The appointment of KPMG LLP, as auditors of the Corporation.							☐	☐

Upon any other business which may properly come before the Meeting or any adjournment(s) thereof, in such manner as the said proxyholder sees fit.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the
Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM/ YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

¢	041364	AR2	HSEQ	+